February 11, 2019

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20002

Re:	Hemispherx Biopharma, Inc.
Registration Statement on Form S-1
(SEC filing No. 333-229051)

Acceleration Request
Requested Date: February 14, 2019
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hemispherx Biopharma, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-229051) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Silverman Shin & Byrne PLLC, by calling Richard Feiner, Esq. at (646) 822-1170.

Very truly yours,

HEMISPHERX BIOPHARMA, INC.

By:	/s/ Adam Pascale
Adam Pascale,
Chief Financial Officer

cc: Richard Feiner, Esq.

Corporate Headquarters
2117 SW Highway 484, Ocala FL 34473		t: 407-839-0095	f: 407-839-2050
Finance & Administration
600 Main Street, Suite 2, Riverton NJ 08077		t: 215-988-0080	f: 215-988-1739
Manufacturing
783 Jersey Ave, New Brunswick, NJ 08901	www.hemispherx.net	t: 732-249-3250	f: 732-249-6895